04021713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
APR 02 2004
THOMSON
FINANCIAL

Lehman ABS Corporation
(Exact Name of Registrant as Specified in Charter)

0000829281
(Registrant CIK Number)

Form 8-K for March 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-108503
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

102501 LABS 2004-1
Form SE re Comp. Mats.

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 30, 2004.

LEHMAN ABS CORPORATION

By: [signature]
Name: Daniel E. Israeli
Title: Vice President

# Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

# COMPUTATIONAL MATERIALS

for

# LEHMAN ABS CORPORATION

Mortgage Pass-Through Certificates, Series 2004-1

## Yield Table - Bond IA-1

### kkanaan:LABS04-1-NIM_FIXA; IA-1
### Settle as of 03/30/04

| Collateral Summary - Group No. 1 | | | | | Bond Summary | | | |
|---|---|---|---|---|---|---|---|---|
| Type: | LOAN 5.86 | Historical: | | | Fixed Coupon: | 1.780 | Type: | Fixed |
| AM Type: | Fixed | 1 Month: | N/A | N/A | Orig Bal: | 76,932,000 | | |
| WAC: | 6.114 | 3 Month: | N/A | N/A | | | | |
| WAM: | 358 | 6 Month: | N/A | N/A | Factor: | 1.0000000 | | |
| WALA: | 2 | 12 Month: | N/A | N/A | Factor Date: | 03/25/04 | Next Pmt: | 04/25/04 |
| | | Life: | N/A | N/A | Delay: | 0 | Cusip: | |

| | 60% User_Curve_1 | 75% User_Curve_1 | 90% User_Curve_1 | 100% User_Curve_1 | 120% User_Curve_1 | 150% User_Curve_1 | 200% User_Curve_1 |
|---|---|---|---|---|---|---|---|
| **Price** | | | | Yield | | | |
| **99-22** | 2.00 | 2.04 | 2.08 | 2.11 | 2.15 | 2.22 | 2.33 |
| **99-24** | 1.96 | 1.99 | 2.02 | 2.04 | 2.08 | 2.14 | 2.22 |
| **99-26** | 1.91 | 1.94 | 1.96 | 1.98 | 2.01 | 2.05 | 2.11 |
| **99-28** | 1.87 | 1.89 | 1.90 | 1.91 | 1.93 | 1.96 | 2.00 |
| **99-30** | 1.83 | 1.84 | 1.85 | 1.85 | 1.86 | 1.87 | 1.90 |
| **100-00** | **1.79** | **1.79** | **1.79** | **1.79** | **1.79** | **1.79** | **1.79** |
| **100-02** | 1.74 | 1.74 | 1.73 | 1.72 | 1.71 | 1.70 | 1.68 |
| **100-04** | 1.70 | 1.69 | 1.67 | 1.66 | 1.64 | 1.61 | 1.57 |
| **100-06** | 1.66 | 1.63 | 1.61 | 1.60 | 1.57 | 1.53 | 1.46 |
| **100-08** | 1.62 | 1.58 | 1.55 | 1.53 | 1.49 | 1.44 | 1.35 |
| **100-10** | 1.58 | 1.53 | 1.49 | 1.47 | 1.42 | 1.35 | 1.25 |
| **Average Life** | 1.51 | 1.26 | 1.09 | 1.00 | 0.87 | 0.73 | 0.58 |
| **First Pay** | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 |
| **Last Pay** | 03/25/07 | 08/25/06 | 04/25/06 | 02/25/06 | 10/25/05 | 07/25/05 | 03/25/05 |
| **Duration** | 1.474 | 1.232 | 1.066 | 0.981 | 0.851 | 0.717 | 0.576 |

Page 5 of 49

| Tsy BM | 3/04F | 4/04F | 5/04F | 5/04F | 6/04F | 8/04F |
|---|---|---|---|---|---|---|
| Yield | 1.0334 | 0.9074 | 0.8938 | 0.9058 | 0.9591 | 1.0042 |
| Coupon | 3.6250 | 3.3750 | 5.2500 | 7.2500 | 2.8750 | 7.2500 |

| Lib BM | 1MO | 2MO | 3MO | 6MO | 1YR | 2YR | 3YR | 4YR | 5YR | 6YR | 7YR | 8YR | 9YR | 10YR | 12YR | 15YR |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Yield | 1.0900 | 1.1000 | 1.1100 | 1.1588 | 1.3100 | 1.7858 | 2.2610 | 2.6655 | 3.0026 | | 3.5321 | 3.7331 | 3.8966 | 4.0450 | 4.2925 | 4.5682 |

## Yield Table - Bond IIA-1

### kkanaan:LABS04-1-NIM_FIXA; IIA-1
### Settle as of 03/30/04

| Collateral Summary - Group No. 2 | | | | | Bond Summary | | | |
|---|---|---|---|---|---|---|---|---|
| Type: | LOAN 5.83 | Historical: | | | Fixed Coupon: | 2.830 | Type: | Fixed |
| AM Type: | Fixed | 1 Month: | N/A | N/A | Orig Bal: | 105,116,000 | | |
| WAC: | 6.080 | 3 Month: | N/A | N/A | | | | |
| WAM: | 358 | 6 Month: | N/A | N/A | Factor: | 1.0000000 | | |
| WALA: | 2 | 12 Month: | N/A | N/A | Factor Date: | 03/25/04 | Next Pmt: | 04/25/04 |
| | | Life: | N/A | N/A | Delay: | 0 | Cusip: | |

| | 60% User_Curve_1 | 75% User_Curve_1 | 90% User_Curve_1 | 100% User_Curve_1 | 120% User_Curve_1 | 150% User_Curve_1 | 200% User_Curve_1 |
|---|---|---|---|---|---|---|---|
| **Price** | | | | **Yield** | | | |
| **100-14** | 2.55 | 2.49 | 2.43 | 2.40 | 2.33 | 2.23 | 2.09 |
| **100-16** | 2.50 | 2.44 | 2.37 | 2.33 | 2.26 | 2.15 | 1.98 |
| **100-18** | 2.46 | 2.39 | 2.32 | 2.27 | 2.18 | 2.06 | 1.87 |
| **100-20** | 2.42 | 2.34 | 2.26 | 2.21 | 2.11 | 1.97 | 1.76 |
| **100-22** | 2.38 | 2.28 | 2.20 | 2.14 | 2.04 | 1.89 | 1.65 |
| **100-24** | **2.33** | **2.23** | **2.14** | **2.08** | **1.96** | **1.80** | **1.55** |
| **100-26** | 2.29 | 2.18 | 2.08 | 2.01 | 1.89 | 1.71 | 1.44 |
| **100-28** | 2.25 | 2.13 | 2.02 | 1.95 | 1.82 | 1.63 | 1.33 |
| **100-30** | 2.20 | 2.08 | 1.96 | 1.89 | 1.74 | 1.54 | 1.22 |
| **101-00** | 2.16 | 2.03 | 1.91 | 1.82 | 1.67 | 1.45 | 1.12 |
| **101-02** | 2.12 | 1.98 | 1.85 | 1.76 | 1.60 | 1.37 | 1.01 |
| **Average Life** | 1.51 | 1.26 | 1.09 | 1.00 | 0.87 | 0.73 | 0.59 |
| **First Pay** | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 |
| **Last Pay** | 03/25/07 | 08/25/06 | 04/25/06 | 02/25/06 | 10/25/05 | 07/25/05 | 03/25/05 |
| **Duration** | 1.456 | 1.221 | 1.059 | 0.975 | 0.848 | 0.716 | 0.576 |

| Tsy BM | 3/04F | 4/04F | 5/04F | 5/04F | 6/04F | 8/04F |
|---|---|---|---|---|---|---|
| Yield | 1.0334 | 0.9074 | 0.8938 | 0.9058 | 0.9591 | 1.0042 |
| Coupon | 3.6250 | 3.3750 | 5.2500 | 7.2500 | 2.8750 | 7.2500 |

| Lib BM | 1MO | 2MO | 3MO | 6MO | 1YR | 2YR | 3YR | 4YR | 5YR | 6YR | 7YR | 8YR | 9YR | 10YR | 12YR | 15YR |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Yield | 1.0900 | 1.1000 | 1.1100 | 1.1588 | 1.3100 | 1.7858 | 2.2610 | 2.6655 | 3.0026 | | 3.5321 | 3.7331 | 3.8966 | 4.0450 | 4.2925 | 4.5682 |

# Yield Table - Bond IIA-1

## kkanaan:LABS04-1-NIM_FIXA; IIA-1
## Settle as of 03/30/04

| Collateral Summary - Group No. 2 | | | | | Bond Summary | | | |
|---|---|---|---|---|---|---|---|---|
| Type: | LOAN 5.83 | Historical: | | | Fixed Coupon: | 2.830 | Type: | Fixed |
| AM Type: | Fixed | 1 Month: | N/A | N/A | Orig Bal: | 105,116,000 | | |
| WAC: | 6.080 | 3 Month: | N/A | N/A | | | | |
| WAM: | 358 | 6 Month: | N/A | N/A | Factor: | 1.0000000 | | |
| WALA: | 2 | 12 Month: | N/A | N/A | Factor Date: | 03/25/04 | Next Pmt: | 04/25/04 |
| | | Life: | N/A | N/A | Delay: | 0 | Cusip: | |

| | 6 CPR | 10 CPR | 15 CPR | 20 CPR | 25 CPR | 30 CPR | 40 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|
| **Price** | Yield | | | | | | | |
| **100-14** | 2.65 | 2.55 | 2.41 | 2.26 | 2.11 | 1.95 | 1.61 | 1.22 |
| **100-16** | 2.63 | 2.51 | 2.34 | 2.18 | 2.00 | 1.82 | 1.43 | 0.99 |
| **100-18** | 2.60 | 2.46 | 2.28 | 2.09 | 1.90 | 1.69 | 1.26 | 0.76 |
| **100-20** | 2.57 | 2.42 | 2.22 | 2.01 | 1.79 | 1.57 | 1.08 | 0.53 |
| **100-22** | 2.55 | 2.38 | 2.16 | 1.93 | 1.69 | 1.44 | 0.90 | 0.31 |
| **100-24** | **2.52** | **2.34** | **2.10** | **1.84** | **1.58** | **1.31** | **0.73** | **0.08** |
| **100-26** | 2.49 | 2.29 | 2.03 | 1.76 | 1.48 | 1.18 | 0.56 | -0.15 |
| **100-28** | 2.47 | 2.25 | 1.97 | 1.68 | 1.38 | 1.06 | 0.38 | -0.38 |
| **100-30** | 2.44 | 2.21 | 1.91 | 1.60 | 1.27 | 0.93 | 0.21 | -0.60 |
| **101-00** | 2.41 | 2.17 | 1.85 | 1.51 | 1.17 | 0.81 | 0.03 | -0.83 |
| **101-02** | 2.38 | 2.12 | 1.79 | 1.43 | 1.06 | 0.68 | -0.14 | -1.06 |
| **Average Life** | 2.42 | 1.52 | 1.02 | 0.76 | 0.60 | 0.50 | 0.36 | 0.27 |
| **First Pay** | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 |
| **Last Pay** | 04/25/09 | 06/25/07 | 05/25/06 | 10/25/05 | 06/25/05 | 04/25/05 | 12/25/04 | 10/25/04 |
| **Duration** | 2.292 | 1.465 | 0.997 | 0.749 | 0.595 | 0.489 | 0.355 | 0.272 |

Page 7 of 49

| Tsy BM | 3/04F | 4/04F | 5/04F | 5/04F | 6/04F | 8/04F |
|---|---|---|---|---|---|---|
| Yield | 1.0334 | 0.9074 | 0.8938 | 0.9058 | 0.9591 | 1.0042 |
| Coupon | 3.6250 | 3.3750 | 5.2500 | 7.2500 | 2.8750 | 7.2500 |

| Lib BM | 1MO | 2MO | 3MO | 6MO | 1YR | 2YR | 3YR | 4YR | 5YR | 6YR | 7YR | 8YR | 9YR | 10YR | 12YR | 15YR |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Yield | 1.0900 | 1.1000 | 1.1100 | 1.1588 | 1.3100 | 1.7858 | 2.2610 | 2.6655 | 3.0026 | | 3.5321 | 3.7331 | 3.8966 | 4.0450 | 4.2925 | 4.5682 |

## Yield Table - Bond A2

### kkanaan:LABS04-1_2B_MARCH12; A2
### Settle as of 03/30/04

| Collateral Summary | | | | | Bond Summary | | | |
|---|---|---|---|---|---|---|---|---|
| Type: | LOAN 5.85 | Historical: | | | Fixed Coupon: | 3.830 | Type: | Fixed |
| AM Type: | Fixed | 1 Month: | N/A | N/A | Orig Bal: | 152,139,030 | | |
| WAC: | 6.100 | 3 Month: | N/A | N/A | Orig Not: | 32,395,000 | | |
| WAM: | 355 | 6 Month: | N/A | N/A | Factor: | 1.0000000 | | |
| WALA: | 3 | 12 Month: | N/A | N/A | Factor Date: | 03/25/04 | Next Pmt: | 04/25/04 |
| | | Life: | N/A | N/A | Delay: | 24 | Cusip: | |

| | 10 CPR | 12 CPR | 15 CPR | 18 CPR | 20 CPR | 25 CPR | 35 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|
| **Price** | Yield | | | | | | | |
| **100-05** | 3.77 | 3.76 | 3.76 | 3.75 | 3.75 | 3.73 | 3.68 | 3.58 |
| **100-07** | 3.75 | 3.75 | 3.74 | 3.73 | 3.73 | 3.71 | 3.65 | 3.54 |
| **100-09** | 3.74 | 3.73 | 3.73 | 3.72 | 3.71 | 3.69 | 3.63 | 3.50 |
| **100-11** | 3.72 | 3.72 | 3.71 | 3.70 | 3.69 | 3.67 | 3.60 | 3.45 |
| **100-13** | 3.71 | 3.70 | 3.69 | 3.68 | 3.68 | 3.65 | 3.57 | 3.41 |
| **100-15** | **3.69** | **3.69** | **3.68** | **3.67** | **3.66** | **3.63** | **3.54** | **3.37** |
| **100-17** | 3.68 | 3.67 | 3.66 | 3.65 | 3.64 | 3.62 | 3.52 | 3.33 |
| **100-19** | 3.67 | 3.66 | 3.65 | 3.63 | 3.62 | 3.60 | 3.49 | 3.28 |
| **100-21** | 3.65 | 3.64 | 3.63 | 3.62 | 3.61 | 3.58 | 3.46 | 3.24 |
| **100-23** | 3.64 | 3.63 | 3.62 | 3.60 | 3.59 | 3.56 | 3.44 | 3.20 |
| **100-25** | 3.62 | 3.62 | 3.60 | 3.58 | 3.57 | 3.54 | 3.41 | 3.16 |
| **Average Life** | 4.83 | 4.67 | 4.40 | 4.12 | 3.94 | 3.50 | 2.45 | 1.54 |
| **First Pay** | 08/25/07 | 02/25/07 | 07/25/06 | 02/25/06 | 12/25/05 | 08/25/05 | 02/25/05 | 10/25/04 |
| **Last Pay** | 03/25/09 | 03/25/09 | 03/25/09 | 03/25/09 | 03/25/09 | 03/25/09 | 12/25/07 | 08/25/06 |
| **Duration** | 4.335 | 4.200 | 3.971 | 3.735 | 3.579 | 3.199 | 2.288 | 1.469 |



| Tsy BM | 3Mo | 6Mo | 2YR | 3YR | 5YR | 10YR | 30YR |
|---|---|---|---|---|---|---|---|
| Yield | 0.9451 | 0.9781 | 1.4793 | 1.8615 | 2.6485 | 3.6863 | 4.6455 |
| Coupon | | | 1.6250 | 2.2500 | 2.6250 | 4.0000 | 5.3750 |

| Lib BM | 1MO | 2MO | 3MO | 6MO | 1YR | 2YR | 3YR | 4YR | 5YR | 6YR | 7YR | 8YR | 9YR | 10YR | 12YR | 15YR | 30YR |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Yield | 1.0900 | 1.1000 | 1.1100 | 1.1500 | 1.3000 | 1.7818 | 2.2590 | 2.6700 | 3.0110 | 3.2773 | 3.5436 | 3.7412 | 3.9063 | 4.0588 | 4.3038 | 4.5786 | 4.9405 |

# $528,822,000 (Approximate)
# Lehman ABS Corporation
# Mortgage Pass-Through Certificates, Series 2004-1
## SENIOR/SUBORDINATE CERTIFICATES

| | | | *To Initial Auction Call Date* | | | | |
|---|---|---|---|---|---|---|---|
| Class | Approx. Size ($) (1) | Coupon/Spread (2) | Est. WAL (3) (yrs.) | Payment Window (3) (mos.) | Expected Initial C/E (4) (%) | Legal Final Maturity | Expected Ratings (Moody's/S&P) (5) |
| 1-A1A(6)(7) | 20,000,000 | 1.78% | N/A | N/A | 3.60% | April 25, 2034 | [Aaa/AAA] |
| 1-A1B(6)(7) | 53,514,000 | LIBOR + .10% | N/A | N/A | 3.60% | April 25, 2034 | [Aaa/AAA] |
| 1-A2(7) | 146,779,000 | 4.23% | N/A | N/A | 3.60% | April 25, 2034 | [Aaa/AAA] |
| 2-A1(6)(7) | 96,750,000 | 2.83% | N/A | N/A | 3.35% | April 25, 2034 | [Aaa/AAA] |
| 2-A2(7) | 195,345,000 | 3.83% | N/A | N/A | 3.35% | April 25, 2034 | [Aaa/AAA] |
| M1(7)(8)* | 10,008,000 | 4.44% | 4.32 | 04/07-03/09 | 1.57% | April 25, 2034 | [Aa2/AA+] |
| M1-IO(7)(8) | Notional | 0.41% | N/A | N/A | NA | April 25, 2034 | [Aa2/AA+] |
| M2(7)(8)* | 6,426,000 | 4.58% | 4.12 | 04/07-03/09 | 0.35% | April 25, 2034 | [A1/AA] |
| M2-IO(7)(8) | Notional | 0.42% | N/A | N/A | NA | April 25, 2034 | [A1/AA] |

*Only the Class M1 and M2 Certificates are being offered herein.

(1) Bond sizes are based on the March 1, 2004 collateral. Subject to a permitted variance of ± 5% in aggregate.

(2) If the mortgages are not called on the related Initial Auction Call Date, beginning with the following Distribution Date, the interest rate for the Class 1-A2 and 2-A2 Certificates will increase by 0.50% and the interest rate for each Class of Subordinate Certificates (other than the M1-IO and the M2-IO Certificates) will increase by 0.50% subject to their respective Net Funds Cap.

(3) The Certificates will be priced assuming 24 CPR.

(4) The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately [2.61%] for Pool 1 and [2.45%] for Pool 2 which will provide additional credit enhancement. There will be no initial overcollateralization as of the Closing Date.

(5) All Classes of Certificates are expected to be rated by S&P and Moody's.

(6) Accrued interest will not be applied to Classes 1-A1A, 1-A1B or 2-A1 (i.e., Classes 1-A1A, 1-A1B and 2-A1 will settle flat).

(7) The Class 1-A1A, 1-A1B, 1-A2, 2-A1 and 2-A2 are the Senior Certificates; Classes M1 and M2 are the Subordinate Certificates. The Class M1-IO and M2-IO Certificates are Subordinate IO Certificates.

(8) The Class M1 Certificate is comprised of two components: the M1(1) Component relating to Pool 1 and the M1(2) Component relating to Pool 2. The Class M1-IO Certificate is comprised of two components: the M1-IO(1) Component relating to Pool 1 and the M1-IO(2) Component relating to Pool 2. The Class M2 Certificate is comprised of two components: the M2(1) Component relating to Pool 1 and the M2(2) Component relating to Pool 2. The Class M2-IO Certificate is comprised of two components: the M2-IO(1) Component relating to Pool 1 and the M2-IO(2) Component relating to Pool 2.

| *To 10% Optional Termination* | | | | | | | |
|---|---|---|---|---|---|---|---|
| Class | Approx. Size ($) (1) | Coupon/Spread (2) | Est. WAL (3) (yrs.) | Payment Window (3) (mos.) | Expected Initial C/E (4) (%) | Legal Final Maturity | Expected Ratings (Moody's/S&P) (5) |
| 1-A1A(6)(7) | 20,000,000 | 1.78% | N/A | N/A | 3.60% | April 25, 2034 | [Aaa/AAA] |
| 1-A1B(6)(7) | 53,514,000 | LIBOR + .10% | N/A | N/A | 3.60% | April 25, 2034 | [Aaa/AAA] |
| 1-A2(7) | 146,779,000 | 4.23% | N/A | N/A | 3.60% | April 25, 2034 | [Aaa/AAA] |
| 2-A1(6)(7) | 96,750,000 | 2.83% | N/A | N/A | 3.35% | April 25, 2034 | [Aaa/AAA] |
| 2-A2(7) | 195,345,000 | 3.83% | N/A | N/A | 3.35% | April 25, 2034 | [Aaa/AAA] |
| M1(7)(8)* | 10,008,000 | 4.44% | 5.28 | 04/07-04/12 | 1.57% | April 25, 2034 | [Aa2/AA+] |
| M1-IO(7)(8) | 10,008,000 | 0.41% | N/A | N/A | N/A | April 25, 2034 | [Aa2/AA+] |
| M2(7)(8)* | 6,426,000 | 4.58% | 4.98 | 04/07-04/12 | 0.35% | April 25, 2034 | [A1/AA] |
| M2-IO(7)(8) | 6,426,000 | 0.42% | N/A | N/A | N/A | April 25, 2034 | [A1/AA] |

* Only the Class M1 and M2 Certificates are being offered herein.

1) Bond sizes are based on the March 1, 2004 collateral. Subject to a permitted variance of ± 5% in aggregate.
2) If the mortgages are not called on the related Initial Auction Call Date, beginning with the following Distribution Date, the interest rate for the Class 1-A2 and 2-A2 Certificates will increase by 0.50% and the interest rate for each Class of Subordinate Certificates (other than the M1-IO and the M2-IO Certificates) will increase by 0.50% subject to their respective Net Funds Cap.
3) The Certificates will be priced assuming 24 CPR.
4) The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately [2.61%] for Pool 1 and [2.45%] for Pool 2 which will provide additional credit enhancement. There will be no initial overcollateralization as of the Closing Date.
5) All Classes of Certificates are expected to be rated by S&P and Moody's.
6) Accrued interest will not be applied to Classes 1-A1A, 1-A1B or 2-A1 (i.e., Classes 1-A1A, 1-A1B and 2-A1 will settle flat).
7) The Class 1-A1A, 1-A1B, 1-A2, 2-A1 and 2-A2 are the Senior Certificates; Classes M1 and M2 are the Subordinate Certificates. The Class M1-IO and M2-IO Certificates are Subordinate IO Certificates.
8) The Class M1 Certificate is comprised of two components: the M1(1) Component relating to Pool 1 and the M1(2) Component relating to Pool 2. The Class M1-IO Certificate is comprised of two components: the M1-IO(1) Component relating to Pool 1 and the M1-IO(2) Component relating to Pool 2. The Class M2 Certificate is comprised of two components: the M2(1) Component relating to Pool 1 and the M2(2) Component relating to Pool 2. The Class M2-IO Certificate is comprised of two components: the M2-IO(1) Component relating to Pool 1 and the M2-IO(2) Component relating to Pool 2.

## Principal Payment Priority for Pool 1

Prior to the Stepdown Date for Pool 1 or whenever a Trigger Event for Pool 1 is in effect, all principal from Pool 1 will be paid sequentially to the Certificates until the aggregate Certificate Principal Amount equals the Target Amount for Pool 1 for such Distribution Date:

(I) Concurrently as follows:

1. To the Class 1-A1A Certificates
2. To the Class 1-A1B Certificates

(II) To the 1-A2 Certificates; and

(III) Sequentially to the M1(1) and M2(1) Components.

On or after the Stepdown Date for Pool 1 and as long as a Trigger Event for Pool 1 is not in effect, principal will be allocated in the following order of priority:

A) to the Class A Certificates related to Pool 1 as described in (I) and (II) above, the Pool 1 Senior Principal Distribution Amount;
B) to the M1(1) Component, the M1(1) Component Principal Distribution Amount; and
C) to the M2(1) Component, the M2(1) Component Principal Distribution Amount.

The ''Pool 1 Principal Remittance Amount'' for any Distribution Date will be equal to (a) the sum of (1) all principal collected (other than in connection with Payaheads) or advanced in respect of Scheduled Payments on the Pool 1 Mortgage Loans during the related Collection Period by the related Servicer or the Master Servicer (less related unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee with respect to such Mortgage Loans, to the extent allocable to principal), (2) the principal portion of all prepayments in full or in part received on the Pool 1 Mortgage Loans during the related Prepayment Period, (3) the outstanding principal balance of each Pool 1 Mortgage Loan that was repurchased by the Seller during the related Prepayment Period (less unrelated unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee (solely in its capacity as successor Master Servicer) with respect to such Mortgage Loans, to the extent allocable to principal), (4) the principal portion of any Substitution Amount paid with respect to any replaced Pool 1 Mortgage Loans during the related Prepayment Period allocable to principal, and (5) all Net Liquidation Proceeds, Insurance Proceeds and any other recoveries collected with respect to the Pool 1 Mortgage Loans during the related Prepayment Period, to the extent allocable to principal, minus (b) the Pool 1 percentage of any other costs, expenses or liabilities reimbursable to the Master Servicer, a Servicer or the Trustee from the Pool 1 Interest Remittance Amount and not reimbursed therefrom or otherwise.

The "Pool 1 Senior Principal Distribution Amount" for any Distribution Date will be equal to (a) prior to the Stepdown Date for Pool 1 or if a Trigger Event for Pool 1 is in effect with respect to such Distribution Date, 100% of the Pool 1 Principal Remittance Amount and (b) on or after the Stepdown Date for Pool 1 and as long as a Trigger Event for Pool 1 is not in effect, the amount, if any, by which (x) the aggregate Class Principal Amount of the Senior Certificates related to Pool

1 immediately prior to that Distribution Date exceeds (y) the Pool 1 Senior Target Amount (as defined herein).

The "Pool 1 Senior Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [92.80%] and (ii) the Pool Balance for Pool 1 after giving effect to distributions for such Distribution Date minus cumulative Accelerated Pool 1 Distributions and (b) the amount, if any, by which the Pool Balance for Pool 1 exceeds approximately 0.35% of the Cut-off Date Balance for Pool 1.

The "M1(1) Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [96.30%] and (ii) the Pool Balance for Pool 1 after giving effect to distributions for such Distribution Date minus cumulative Accelerated Pool 1 Distributions and (b) the amount, if any, by which the Pool Balance for Pool 1 exceeds approximately 0.35% of the Cut-off Date Balance for Pool 1.

The "M1(1) Component Principal Distribution Amount" for any Distribution Date on or after the Stepdown Date for Pool 1 and as long as a Trigger Event for Pool 1 is not in effect will be equal to the amount by which (x) the sum of (i) the aggregate Class Principal Amounts of the Class A Certificates related to Pool 1 after giving effect to distributions for such Distribution Date and (ii) the Component Principal Amount of the M1(1) Component immediately prior to such Distribution Date exceeds (y) the M1(1) Target Amount.

The "M2(1) Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [99.30%] and (ii) the Pool Balance for Pool 1 after giving effect to distributions for such Distribution Date minus cumulative Accelerated Pool 1 Distributions and (b) the amount, if any, by which the Pool Balance for Pool 1 exceeds approximately 0.35% of the Cut-off Date Balance for Pool 1.

The "M2(1) Component Principal Distribution Amount" for any Distribution Date on or after the Stepdown Date for Pool 1 and as long as a Trigger Event for Pool 1 is not in effect will be equal to the amount by which (x) the sum of (i) the aggregate Class Principal Amounts of the Class A Certificates and the M1(1) Component related to Pool 1 after giving effect to distributions for such Distribution Date and (ii) the Component Principal Amount of the M2(1) Component immediately prior to such Distribution Date exceeds (y) the M2(1) Target Amount.

The "Stepdown Date" related to Pool 1 is the later of (i) the Distribution Date upon which the Pool 1 Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Pool 1 Senior Enhancement Percentage), or (ii) the 37th distribution date.

The Pool 1 Senior Enhancement Percentage for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the excess, if any, of (x) the beginning Pool 1 Balance over (y) the beginning balance of the Senior Certificates related to Pool 1 and the denominator which is the Pool 1 Balance after giving effect to distributions for such Distribution Date.

## Principal Payment Priority for Pool 2

Prior to the Stepdown Date for Pool 2 or whenever a Trigger Event for Pool 2 is in effect, all principal from Pool 2 will be paid sequentially to the Certificates until the aggregate Certificate Principal Amount equals the Target Amount for Pool 2 for such Distribution Date:

(I) To the Class 2-A1 Certificates;

(II) To the Class 2-A2 Certificates; and

(III) Sequentially to the M1(2) and M2(2) Components.

On or after the Stepdown Date for Pool 2 and as long as a Trigger Event for Pool 2 is not in effect, principal will be allocated in the following order of priority:

A) to the Class A Certificates related to Pool 2 as described in (I) and (II) above, the Pool 2 Senior Principal Distribution Amount;
B) to the M1(2) Component, the M1(2) Component Principal Distribution Amount; and
C) to the M2(2) Component, the M2(2) Component Principal Distribution Amount.

The ''Pool 2 Principal Remittance Amount'' for any Distribution Date will be equal to (a) the sum of (1) all principal collected (other than in connection with Payaheads) or advanced in respect of Scheduled Payments on the Pool 2 Mortgage Loans during the related Collection Period by the related Servicer or the Master Servicer (less related unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee with respect to such Mortgage Loans, to the extent allocable to principal), (2) the principal portion of all prepayments in full or in part received on the Pool 2 Mortgage Loans during the related Prepayment Period, (3) the outstanding principal balance of each Pool 2 Mortgage Loan that was repurchased by the Seller during the related Prepayment Period (less unrelated unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee (solely in its capacity as successor Master Servicer) with respect to such Mortgage Loans, to the extent allocable to principal), (4) the principal portion of any Substitution Amount paid with respect to any replaced Pool 2 Mortgage Loans during the related Prepayment Period allocable to principal, and (5) all Net Liquidation Proceeds, Insurance Proceeds and any other recoveries collected with respect to the Pool 2 Mortgage Loans during the related Prepayment Period, to the extent allocable to principal, minus (b) the Pool 2 percentage of any other costs, expenses or liabilities reimbursable to the Master Servicer, a Servicer or the Trustee from the Pool 2 Interest Remittance Amount and not reimbursed therefrom or otherwise.

The "Pool 2 Senior Principal Distribution Amount" for any Distribution Date will be equal to (a) prior to the Stepdown Date for Pool 2 or if a Trigger Event for Pool 2 is in effect with respect to such Distribution Date, 100% of the Pool 2 Principal Remittance Amount and (b) on or after the Stepdown Date for Pool 2 and as long as a Trigger Event for Pool 2 is not in effect, the amount, if any, by which (x) the aggregate Class Principal Amount of the Senior Certificates related to Pool 2 immediately prior to that Distribution Date exceeds (y) the Pool 2 Senior Target Amount (as defined herein).

The "Pool 2 Senior Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [93.30%] and (ii) the Pool Balance for Pool 2 after giving effect to distributions for such Distribution Date minus cumulative Accelerated Pool 2 Distributions and (b) the amount, if any, by which the Pool Balance for Pool 2 exceeds approximately 0.35% of the Cut-off Date Balance for Pool 2.

The "M1(2) Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [97.30%] and (ii) the Pool Balance for Pool 2 after giving effect to distributions for such Distribution Date minus cumulative Accelerated Pool 2 Distributions and (b) the amount, if any, by which the Pool Balance for Pool 2 exceeds approximately 0.35% of the Cut-off Date Balance for Pool 2.

The "M1(2) Component Principal Distribution Amount" for any Distribution Date on or after the Stepdown Date for Pool 2 and as long as a Trigger Event for Pool 2 is not in effect will be equal to the amount by which (x) the sum of (i) the aggregate Class Principal Amounts of the Class A Certificates related to Pool 2 after giving effect to distributions for such Distribution Date and (ii) the Component Principal Amount of the M1(2) Component immediately prior to such Distribution Date exceeds (y) the M1(2) Target Amount.

The "M2(2) Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [99.30%] and (ii) the Pool Balance for Pool 2 after giving effect to distributions for such Distribution Date minus cumulative Accelerated Pool 2 Distributions and (b) the amount, if any, by which the Pool Balance for Pool 2 exceeds approximately 0.35% of the Cut-off Date Balance for Pool 2.

The "M2(2) Component Principal Distribution Amount" for any Distribution Date on or after the Stepdown Date for Pool 2 and as long as a Trigger Event for Pool 2 is not in effect will be equal to the amount by which (x) the sum of (i) the aggregate Class Principal Amounts of the Class A Certificates and the M1(2) Component related to Pool 2 after giving effect to distributions for such Distribution Date and (ii) the Component Principal Amount of the M2(2) Component immediately prior to such Distribution Date exceeds (y) the M2(2) Target Amount.

The "Stepdown Date" related to Pool 2 is the later of (i) the Distribution Date upon which the Pool 2 Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Pool 2 Senior Enhancement Percentage), or (ii) the 37th distribution date.

The Pool 2 Senior Enhancement Percentage for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the excess, if any, of (x) the beginning Pool 2 Balance over (y) the Senior Certificates related to Pool 2 and the denominator which is the Pool 2 Balance after giving effect to distributions for such Distribution Date.

## Interest Payment Priority

The Interest Rates for Classes 1-A1A, 1-A1B, 1-A2, 2-A1, 2-A2 and the Components M1(1), M1(2), M2(1), and M2(2) for any Accrual Period will equal the lesser of (i) the rates stated or described on page 1 and page 2 and (ii) the Net Funds Cap (as defined herein). The Interest Rates for the Class M1-IO and Class M2-IO for any Accrual Period will be equal to the rates stated on page 1 and 2. Interest for all Classes of Certificates (except for the Class 1-A1B Certificates) will be calculated on a 30/360 basis. Interest for the Class 1-A1B Certificate will be calculated on an actual/360 basis. Classes 1-A1A, 1-A1B, 1-A2, 2-A1, and 2-A2 are referred to as the "Class A Certificates."

The "Accrual Period" for any Class of Certificates (other than the Class 1-A1A, 1-A1B, and 2-A1 Certificates) on each Distribution Date will be the calendar month immediately preceding the month in which the related Distribution Date occurs. The "Accrual Period" for the Class 1-A1A, 1-A1B, and 2-A1 Certificates for each Distribution Date will be the period beginning on the immediately preceding Distribution Date (or on the closing date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

## Interest Payment Priority for Pool 1

The Pool 1 Interest Remittance Amount for each Distribution Date will be allocated in the following Priority:

(1) To the Class 1-A1A, Class 1-A1B and Class 1-A2 Certificates, pro rata, Current Interest and any Carryforward Interest thereon for such Distribution Date;

(2) To the M1(1) and M1-IO(1) Components, pro-rata, Current Interest for such component and any Carryforward Interest thereon for such Distribution Date;

(3) To the M2(1) and M2-IO(1) Components, pro-rata Current Interest for such component and any Carryforward Interest thereon for such Distribution Date;

(4) To the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses to the extent provided in the Trust Agreement; and

(5) Any interest remaining after the application of (1) through (4) above will be deemed excess interest for such Distribution Date and will be distributed as principal, according to the Principal Payment Priority in effect for such Distribution Date, as needed to create or maintain the Pool 1 Overcollateralization Target;

(6) After the Initial Auction Call Date to pay down all Classes of Certificates to zero, sequentially, ("Accelerated Pool 1 Distribution");

(7) From the 1-A1B Reserve Fund, the Class 1-A1B Certificates any applicable Net Funds Cap Shortfall and Unpaid Interest;

(8) To pay to the Class 1-A1A, Class 1-A1B and Class 1-A2 Certificates, pro rata any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts[(1)];

(9) To pay pro-rata to the M1(1) Component any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(10) To pay pro-rata to the M2(1) Component any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(11) Sequentially, to the M1(1) and M2(1) Components any Deferred Amounts;

(12) To pay the holders of the Class X Certificates[(1)]; and

(13) All remaining amounts to the holder of the Class R Certificate.

(1) Any amounts received under the Interest Rate Cap will be allocated to the Class 1-A1B and Class X Certificates in step (8) and (12).

## Interest Payment Priority for Pool 2

The Pool 2 Interest Remittance Amount for each Distribution Date will be allocated in the following Priority:

1) To the Class 2-A1 and 2-A2 Certificates, pro rata, Current Interest and any Carryforward Interest thereon for such Distribution Date;
2) To the M1(2) and M1-IO(2) Components, pro-rata, Current Interest for such component and any Carryforward Interest thereon for such Distribution Date;
3) to the M2(2) and M2-IO(2) Components, pro-rata, Current Interest for such component and any Carryforward Interest thereon for such Distribution Date;
4) to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses to the extent provided in the Trust Agreement; and
5) Any interest remaining after the application of (1) through (4) above will be deemed excess interest for such Distribution Date and will be distributed as principal, according to the Principal Payment Priority in effect for such Distribution Date, as needed to create or maintain the Pool 2 Overcollateralization Target;
6) After the Initial Auction Call Date to pay down all Classes of Certificates to zero, sequentially, ("Accelerated Pool 2 Distribution");
7) To pay to the Class 2-A1 and 2-A2 Certificates, pro rata any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;
8) To pay pro-rata to the M1(2) Component any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;
9) To pay pro-rata to the M2(2) Component any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;
10) Sequentially, to the Classes M1(2) and M2(2) Certificates any Deferred Amounts;
11) To pay the holders of the Class X Certificates; and
12) All remaining amounts to the holder of the Class R Certificate.

## Current Interest

"Current Interest" for any Class or Component of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount, Component Principal Amount, or Component Notional Amount of that Class or Component.

## Carryforward Interest

"Carryforward Interest" for each Class or Component of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class or Component for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class or Component on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

## Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust for the benefit of the Class 1-A1B Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The Interest Rate Cap is not subordinated to losses. The twenty-four month Interest Rate Cap will have a strike rate of [3.00%]. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap will be equal to the following schedule:

| Distribution Dates (Months) | Notional Balance for Interest Rate Cap |
|---|---|
| 1 | $53,514,000.00 |
| 2 | 52,008,394.09 |
| 3 | 50,500,073.58 |
| 4 | 49,070,698.32 |
| 5 | 47,502,501.25 |
| 6 | 45,798,068.20 |
| 7 | 43,960,360.16 |
| 8 | 41,992,707.17 |
| 9 | 39,898,800.47 |
| 10 | 37,683,141.45 |
| 11 | 35,438,804.90 |
| 12 | 33,199,168.05 |
| 13 | 30,992,786.39 |
| 14 | 28,819,171.32 |
| 15 | 26,677,841.38 |
| 16 | 24,568,322.12 |
| 17 | 22,490,146.02 |
| 18 | 20,442,852.39 |
| 19 | 18,425,987.27 |
| 20 | 16,439,103.32 |
| 21 | 14,481,759.72 |
| 22 | 12,553,522.11 |
| 23 | 10,653,962.47 |
| 24 | 8,782,659.02 |

On each Payment Date, the cap provider will make payments equal to the product of (a) the excess, if any, of one-month LIBOR for such determination date over the strike rate, (b) the actual number of days in the corresponding accrual period for the transaction divided by 360, and (c) the lesser of the notional balance set forth above and the class principal amount of the Class 1-A1B Certificates. Payments received under the Interest Rate Cap will only be available to benefit the Class 1-A1B Certificates or, in certain cases, the Class X Certificates.

## Net Funds Cap

The "Pool 1 Net Funds Cap" for each Distribution Date and each class of Senior Certificates relating to Pool 1 will be an annual rate equal to the product of (x) the weighted average Net Mortgage Rate of the Mortgage Loans related to Pool 1, and (y) with respect to the Class 1-A1B Certificates, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the other classes of Certificates clause (y) will be equal to 1.

The "Pool 2 Net Funds Cap" for each Distribution Date will be an annual rate equal to the weighted average Net Mortgage Rate of the Mortgage Loans related to Pool 2.

The "M1(1) Net Funds Cap" with respect to any Distribution Date be the annual rate equal to the excess of (i) the Pool 1 Net Funds Cap over (ii) 0.41%.

The "M2(1) Net Funds Cap" with respect to any Distribution Date be the annual rate equal to the excess of (i) the Pool 1 Net Funds Cap over (ii) 0.42%.

The "M1(2) Net Funds Cap" with respect to any Distribution Date be the annual rate equal to the excess of (i) the Pool 2 Net Funds Cap over (ii) 0.41%.

The "M2(2) Net Funds Cap" with respect to any Distribution Date be the annual rate equal to the excess of (i) the Pool 2 Net Funds Cap over (ii) 0.42%.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the Servicing Fee Rate.

The "Net Funds Cap" means the Pool 1 Net Funds Cap, the Pool 2 Net Funds Cap, the M1(1) Net Funds Cap, the M2(1) Net Funds Cap, the M1(2) Net Funds Cap or the M2(2) Net Funds Cap, as the context requires.

## Net Funds Cap Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class calculated using the rate stated or described on page 1 and 2 exceeds (b) the amount of interest of such class calculated using the Net Funds Cap (such excess, a "Net Funds Cap Shortfall"), that Class will be entitled to the amount of such Net Funds Cap Shortfall and any Unpaid Net Funds Cap Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Net Funds Cap Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Net Funds Cap Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Net Funds Cap Shortfalls on or prior to such Distribution Date.

## Losses

Losses are allocated in the following order for Pool 1: excess spread related to Pool 1, overcollateralization amount related to Pool 1, the M2(1) Component, and then the M1(1) Component. The allocation of bsses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount." The Senior Certificates will not be written down. Any Applied Loss Amounts will become Deferred Amounts (as defined herein).

Losses are allocated in the following order for Pool 2: excess spread related to Pool 2, overcollateralization amount related to Pool 2, the M2(2) Component, and then the M1(2) Component. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount." The Senior Certificates will not be written down. Any Applied Loss Amounts will become Deferred Amounts.

## Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Certificates or Components will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

## Auction Call

Applies to each respective pool and is the later of (a) the earlier of (x) the first distribution date on which the total principal balance of the mortgage loans in each respective pool, after giving effect to distributions on that date, is less than or equal to 20% of their respective total principal balance as of the cut-off date or (y) the distribution in February 2009 and (b) the distribution date in March 2006, the trustee will solicit bids for purchase of the mortgage loans and other assets of the trust fund and call the related bonds should the auction occur. The following distribution date is referred to herein as the initial auction call date. The property of the related pool will not be sold for less than the minimum bid price. This auction solicitation will be repeated every three months until the earlier of a minimum bid price is made and the master servicer purchases the mortgage loans.

If no Auction Call occurs on the Initial Auction Call Date for Pool 1, then, beginning with the following Distribution Date, the interest rate for the Class 1-A2 Certificates and the M1(1) and M2(1) Components will increase by 50 bps.

If no Auction Call occurs on the Initial Auction Call Date for Pool 2, then, beginning with the following Distribution Date, the interest rate for the Class 2-A2 Certificates and the M1(2) and M2(2) Components will increase by 50 bps.

## Optional Termination

If an Auction Call for a pool does not occur, the Master Servicer, Aurora Loan Services Inc. ("Aurora," an affiliate of Lehman Brothers), will have the option to call the transaction on any Distribution Date on which the aggregate principal balance of the loans is reduced to less than or equal to 10% of the Cut-off Date loan principal balance. The Master Servicer can only exercise this option on or after the Distribution Date in March 2006.

## Origination and Servicing

The majority of the Mortgage Loans were originated by Aurora [94.4%]. [95.9%] of the Mortgage Loans are serviced by Aurora.

# Credit Enhancement

## Subordination

The Senior Certificates related to Pool 1 will have limited protection by means of the subordination of the Subordinate Components related to Pool 1. The Senior Certificates related to Pool 1 will have the preferential right to receive interest due to them and principal (if applicable) available for distribution over Components having a lower priority of distribution. Similarly, the M1(1) Component will be senior in right of priority to the M2(1) Component. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate and Component Principal Amount of the Certificates and Components related to Pool 1 exceeds the aggregate loan balance for Pool 1, the Components related to Pool 1 will be reduced by the Applied Loss Amount in inverse order of priority of distribution until the M2(1) Component and M1(1) Component have been reduced to zero.

The Senior Certificates related to Pool 2 will have limited protection by means of the subordination of the Subordinate Components related to Pool 2. The Senior Certificates related to Pool 2 will have the preferential right to receive interest due to them and principal (if applicable) available for distribution over Components having a lower priority of distribution. Similarly, the M1(2) Component will be senior in right of priority to the M2(2) Component. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate and Component Principal Amount of the Certificates and Components related to Pool 2 exceeds the aggregate loan balance for Pool 2, the Components related to Pool 2 will be reduced by the Applied Loss Amount in inverse order of priority of distribution until the M2(2) Component and M1(2) Component have been reduced to zero.

## No Cross-Collateralization Between the Mortgage Pools

Interest and principal on the Senior Certificates will be payable out of amounts collected in respect of the mortgage loans in the related mortgage pool. Similarly, interest and principal on each component of the Subordinate Certificates will be payable from amounts collected in respect of the mortgage loans in the related mortgage pool. The mortgage loan pools will not be "cross-collateralized"-- interest and principal received on mortgage loans in a pool will only be available to the related certificates.

## Trigger Event

A "Pool 1 Trigger Event" will have occurred with respect to any Distribution Date if (i) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [49%] of the Pool 1 Senior Enhancement Percentage for that Distribution Date or (ii) a Pool 1 Cumulative Loss Trigger Event has occurred.

A "Pool 2 Trigger Event" will have occurred with respect to any Distribution Date if (i) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [45%] of the Pool 2 Senior Enhancement Percentage for that Distribution Date or (ii) a Pool 2 Cumulative Loss Trigger Event has occurred.

A Cumulative Loss Trigger Event will have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans in the related Pool from the Initial Cut-off Date through the last day of the related Collection Period by (y) the Initial Cut-off Date Balance for the related Pool, exceeds the applicable percentages described below with respect to such Distribution Date:

| Distribution Date | Pool 1 Loss % |
|---|---|
| April 2007 through March 2008 | [1.00%] |
| April 2008 through March 2009 | [1.25%] |
| April 2009 through March 2010 | [1.40%] |
| April 2010 and thereafter | [1.50%] |

| Distribution Date | Pool 2 Loss % |
|---|---|
| April 2007 through March 2008 | [0.90%] |
| April 2008 through March 2009 | [1.15%] |
| April 2009 through March 2010 | [1.30%] |
| April 2010 and thereafter | [1.40%] |

The Rolling Three Month Delinquency Rate for each Mortgage Pool with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The Delinquency Rate for each Mortgage Pool and for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all the Mortgage Loans in such Mortgage Pool 60 or more days delinquent (including all foreclosures, bankruptcies and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the related Pool Balance as of the close of business on the last day of such month.

## Overcollateralization

The "Overcollateralization Amount" with respect to any Distribution Date and any mortgage pool will be equal to the amount, if any, by which (x) the Pool Balance for the related Pool exceeds (y) the aggregate Class Principal Amounts of the Certificates and Components after giving effect to distribution on such Distribution Date. The initial Overcollateralization Amount for each Pool is equal to approximately $0.

The "Target Amount" for any Distribution Date and for any Mortgage Pool will be equal to the Pool Balance of such mortgage Pool as of the Distribution Date minus the related Targeted Overcollateralization Amount.

The "Targeted Overcollateralization Amount" with respect to any Distribution Date and any Mortgage Pool will equal approximately 0.35% of the related Cut-Off Date Balance.

| | |
|---|---|
| 1-A1A<br>[Aaa/AAA]<br><br>1.78% | 1-A1B<br>[Aaa/AAA]<br><br>LIBOR + .10% |
| 1-A2<br>[Aaa/AAA]<br>4.23% | |
| M1(1)<br><br>4.44% | M1-IO(1)<br><br>0.41% |
| M2(1)<br><br>4.58% | M2-IO(1)<br><br>0.42% |

Principal will be paid sequentially to:

1. Class 1-A1A and the 1-A1B Certificates, pro-rata;
2. Class 1-A2 Certificates.

For the first 36 months or when a Pool 1 Trigger Event is in effect, the M1(1) and M2(1) Components will not receive payments of principal.

| | |
|---|---|
| 2-A1<br>[Aaa/AAA]<br>2.83% | |
| 2-A2<br>[Aaa/AAA]<br>3.83% | |
| M1(2)<br>4.44% | M1-IO(2)<br>0.41% |
| M2(2)<br>4.58% | M2-IO(2)<br>0.42% |

Pool 2 Principal will be paid sequentially to:

1. Class 2-A1 Certificates; and then to
2. Class 2-A2 Certificates.

For the first 36 months or when a Pool 2 Trigger Event is in effect, the M1(2) and M2(2) Components will not receive payments of principal.

| *Summary of Terms* | |
|---|---|
| *Issuer:* | Lehman ABS Corporation Mortgage Pass-Through Certificates, Series 2004-1 |
| *Depositor:* | Lehman ABS Corporation |
| *Trustee:* | LaSalle Bank National Association |
| *Master Servicer:* | Aurora Loan Services Inc. |
| *Underwriter:* | Lehman Brothers Inc. |
| *Distribution Date:* | 25th of each month, or the next succeeding Business Day |
| *Cut-Off Date:* | March 1, 2004 |
| *Expected Closing Date:* | March 30, 2004 |
| *Expected Settlement Date:* | March 30, 2004 through DTC, Euroclear or Cedel Bank |
| *Delay Days:* | 24 day delay – All Classes (except for Class 1-A1A, 1-A1B, and 2-A1 Certificates, which will have a zero day delay) |
| *First Payment Date:* | April 25, 2004 |
| *Day Count:* | 30/360 for all classes (except for the Class 1-A1B Certificates, which will be actual/360) |
| *Collection Period:* | 2nd day of prior month through 1st day of month of such distribution |
| *Servicing Fee:* | 0.25% of the pool principal balance annually. |
| *Clearing/Registration:* | Book-entry through DTC, Euroclear, and Cedel |
| *Denomination:* | Minimum $25,000; increments $1 in excess thereof for Class A Certificates. Minimum $100,000; increments $1 in excess thereof for Classes M1 and M2 Certificates; Minimum $1,000,000; increments of $1, in excess thereof for the Class M1-IO and M2-IO Certificates. |
| *SMMEA Eligibility:* | All classes, [other than Class M2 Certificates, are expected to be SMMEA eligible]. |
| *ERISA Eligibility:* | All Classes of Certificates are expected to be ERISA eligible. |
| *Tax Status:* | REMIC for Federal income tax purposes. |

## MI Yield Table(1)(2)

| | 10CPR | | 15CPR | | 20CPR | | 24CPR | | 30CPR | | 50CPR | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Price(%) | Yield(% | Duration | Yield(% | Duration | Yield(% | Duration | Yield(%) | Duration | Yield(%) | Duration | Yield(%) | Duration |
| 99.1875 | 4.60 | 4.38 | 4.60 | 4.32 | 4.61 | 4.06 | 4.62 | 3.83 | 4.63 | 3.42 | 4.71 | 2.23 |
| 99.2500 | 4.59 | | 4.59 | | 4.59 | | 4.60 | | 4.61 | | 4.69 | |
| 99.3125 | 4.57 | | 4.57 | | 4.58 | | 4.58 | | 4.60 | | 4.66 | |
| 99.3750 | 4.56 | | 4.56 | | 4.56 | | 4.57 | | 4.58 | | 4.63 | |
| 99.4375 | 4.54 | | 4.54 | | 4.55 | | 4.55 | | 4.56 | | 4.60 | |
| 99.5000 | 4.53 | 4.38 | 4.53 | 4.32 | 4.53 | 4.06 | 4.53 | 3.83 | 4.54 | 3.42 | 4.57 | 2.23 |
| 99.5625 | 4.51 | | 4.51 | | 4.52 | | 4.52 | | 4.52 | | 4.54 | |
| 99.6250 | 4.50 | | 4.50 | | 4.50 | | 4.50 | | 4.50 | | 4.52 | |
| 99.6875 | 4.49 | | 4.49 | | 4.49 | | 4.49 | | 4.49 | | 4.49 | |
| 99.7500 | 4.47 | | 4.47 | | 4.47 | | 4.47 | | 4.47 | | 4.46 | |
| 99.8125 | 4.46 | 4.38 | 4.46 | 4.33 | 4.45 | 4.06 | 4.45 | 3.84 | 4.45 | 3.42 | 4.43 | 2.23 |
| 99.8750 | 4.44 | | 4.44 | | 4.44 | | 4.44 | | 4.43 | | 4.40 | |
| 99.9375 | 4.43 | | 4.43 | | 4.42 | | 4.42 | | 4.41 | | 4.38 | |
| 100.0000 | 4.41 | | 4.41 | | 4.41 | | 4.40 | | 4.39 | | 4.35 | |
| 100.0625 | 4.40 | | 4.40 | | 4.39 | | 4.39 | | 4.38 | | 4.32 | |
| 100.1250 | 4.39 | 4.38 | 4.38 | 4.33 | 4.38 | 4.07 | 4.37 | 3.84 | 4.36 | 3.42 | 4.29 | 2.23 |
| 100.1875 | 4.37 | | 4.37 | | 4.36 | | 4.36 | | 4.34 | | 4.27 | |
| 100.2500 | 4.36 | | 4.36 | | 4.35 | | 4.34 | | 4.32 | | 4.24 | |
| 100.3125 | 4.34 | | 4.34 | | 4.33 | | 4.32 | | 4.30 | | 4.21 | |
| 100.3750 | 4.33 | | 4.33 | | 4.32 | | 4.31 | | 4.29 | | 4.18 | |
| 100.4375 | 4.31 | 4.39 | 4.31 | 4.33 | 4.30 | 4.07 | 4.29 | 3.84 | 4.27 | 3.43 | 4.15 | 2.24 |
| 100.5000 | 4.30 | | 4.30 | | 4.29 | | 4.27 | | 4.25 | | 4.13 | |
| 100.5625 | 4.29 | | 4.28 | | 4.27 | | 4.26 | | 4.23 | | 4.10 | |
| 100.6250 | 4.27 | | 4.27 | | 4.26 | | 4.24 | | 4.21 | | 4.07 | |
| 100.6875 | 4.26 | | 4.26 | | 4.24 | | 4.23 | | 4.20 | | 4.04 | |
| 100.7500 | 4.24 | 4.39 | 4.24 | 4.33 | 4.23 | 4.07 | 4.21 | 3.84 | 4.18 | 3.43 | 4.02 | 2.24 |
| 100.8125 | 4.23 | | 4.23 | | 4.21 | | 4.19 | | 4.16 | | 3.99 | |
| Average Life | | 4.99 | | 4.92 | | 4.59 | | 4.32 | | 3.81 | | 2.40 |
| First Pay | | 3/25/2009 | | 4/25/2008 | | 4/25/2007 | | 4/25/2007 | | 4/25/2007 | | 8/25/2006 |
| Last Pay | | 3/25/2009 | | 3/25/2009 | | 3/25/2009 | | 3/25/2009 | | 9/25/2008 | | 8/25/2006 |

(1) 1 month LIBOR is assumed to be at the static rate of 1.09%.
(2) Run to Initial Auction Call Date.

## M1 Yield Table[1][2]

| | 10CPR | | 15CPR | | 20CPR | | 24CPR | | 30CPR | | 50CPR | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Price(%) | Yield(%) | Duration | Yield(%) | Duration | Yield(%) | Duration | Yield(%) | Duration | Yield(%) | Duration | Yield(%) | Duration |
| 99.1875 | 4.79 | 8.37 | 4.74 | 6.60 | 4.70 | 5.30 | 4.67 | 4.54 | 4.67 | 3.81 | 4.78 | 2.96 |
| 99.2500 | 4.78 | | 4.73 | | 4.69 | | 4.66 | | 4.65 | | 4.76 | |
| 99.3125 | 4.77 | | 4.72 | | 4.67 | | 4.65 | | 4.64 | | 4.74 | |
| 99.3750 | 4.76 | | 4.71 | | 4.66 | | 4.63 | | 4.62 | | 4.72 | |
| 99.4375 | 4.76 | | 4.70 | | 4.65 | | 4.62 | | 4.60 | | 4.70 | |
| 99.5000 | 4.75 | 8.38 | 4.69 | 6.61 | 4.64 | 5.30 | 4.61 | 4.55 | 4.59 | 3.81 | 4.68 | 2.96 |
| 99.5625 | 4.74 | | 4.68 | | 4.63 | | 4.59 | | 4.57 | | 4.65 | |
| 99.6250 | 4.73 | | 4.67 | | 4.62 | | 4.58 | | 4.55 | | 4.63 | |
| 99.6875 | 4.73 | | 4.66 | | 4.60 | | 4.56 | | 4.54 | | 4.61 | |
| 99.7500 | 4.72 | | 4.65 | | 4.59 | | 4.55 | | 4.52 | | 4.59 | |
| 99.8125 | 4.71 | 8.39 | 4.64 | 6.62 | 4.58 | 5.31 | 4.54 | 4.55 | 4.51 | 3.82 | 4.57 | 2.96 |
| 99.8750 | 4.70 | | 4.63 | | 4.57 | | 4.52 | | 4.49 | | 4.55 | |
| 99.9375 | 4.70 | | 4.62 | | 4.56 | | 4.51 | | 4.47 | | 4.53 | |
| 100.0000 | 4.69 | | 4.61 | | 4.54 | | 4.50 | | 4.46 | | 4.51 | |
| 100.0625 | 4.68 | | 4.60 | | 4.53 | | 4.48 | | 4.44 | | 4.49 | |
| 100.1250 | 4.67 | 8.40 | 4.59 | 6.62 | 4.52 | 5.31 | 4.47 | 4.56 | 4.42 | 3.82 | 4.47 | 2.96 |
| 100.1875 | 4.67 | | 4.58 | | 4.51 | | 4.46 | | 4.41 | | 4.44 | |
| 100.2500 | 4.66 | | 4.58 | | 4.50 | | 4.44 | | 4.39 | | 4.42 | |
| 100.3125 | 4.65 | | 4.57 | | 4.49 | | 4.43 | | 4.38 | | 4.40 | |
| 100.3750 | 4.64 | | 4.56 | | 4.47 | | 4.41 | | 4.36 | | 4.38 | |
| 100.4375 | 4.64 | 8.40 | 4.55 | 6.63 | 4.46 | 5.32 | 4.40 | 4.56 | 4.34 | 3.82 | 4.36 | 2.97 |
| 100.5000 | 4.63 | | 4.54 | | 4.45 | | 4.39 | | 4.33 | | 4.34 | |
| 100.5625 | 4.62 | | 4.53 | | 4.44 | | 4.37 | | 4.31 | | 4.32 | |
| 100.6250 | 4.62 | | 4.52 | | 4.43 | | 4.36 | | 4.29 | | 4.30 | |
| 100.6875 | 4.61 | | 4.51 | | 4.42 | | 4.35 | | 4.28 | | 4.28 | |
| 100.7500 | 4.60 | 8.41 | 4.50 | 6.64 | 4.40 | 5.32 | 4.33 | 4.57 | 4.26 | 3.83 | 4.26 | 2.97 |
| 100.8125 | 4.59 | | 4.49 | | 4.39 | | 4.32 | | 4.25 | | 4.24 | |
| **Average Life** | | **11.13** | | **8.23** | | **6.31** | | **5.28** | | **4.31** | | **3.25** |
| **First Pay** | | **2/25/2010** | | **4/25/2008** | | **4/25/2007** | | **4/25/2007** | | **4/25/2007** | | **4/25/2007** |
| **Last Pay** | | **1/25/2022** | | **2/25/2017** | | **1/25/2014** | | **4/25/2012** | | **7/25/2010** | | **7/25/2007** |

(1) 1 month LIBOR is assumed to be at the static rate of 1.09%.
(2) Run to Optional Redemption.

## M2 Yield Table[(1)(2)]

| | 10CPR | | 15CPR | | 20CPR | | 24CPR | | 30CPR | | 50CPR | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Price(%) | Yield(% | Duration | Yield(% | Duration | Yield(% | Duration | Yield(%) | Duration | Yield(%) | Duration | Yield(%) | Duration |
| 99.1875 | 4.74 | 4.36 | 4.74 | 4.29 | 4.75 | 3.95 | 4.76 | 3.66 | 4.78 | 3.24 | 4.85 | 2.22 |
| 99.2500 | 4.73 | | 4.73 | | 4.74 | | 4.75 | | 4.76 | | 4.82 | |
| 99.3125 | 4.71 | | 4.71 | | 4.72 | | 4.73 | | 4.74 | | 4.80 | |
| 99.3750 | 4.70 | | 4.70 | | 4.70 | | 4.71 | | 4.72 | | 4.77 | |
| 99.4375 | 4.68 | | 4.68 | | 4.69 | | 4.69 | | 4.70 | | 4.74 | |
| 99.5000 | 4.67 | 4.36 | 4.67 | 4.29 | 4.67 | 3.96 | 4.68 | 3.66 | 4.68 | 3.24 | 4.71 | 2.23 |
| 99.5625 | 4.65 | | 4.65 | | 4.66 | | 4.66 | | 4.66 | | 4.68 | |
| 99.6250 | 4.64 | | 4.64 | | 4.64 | | 4.64 | | 4.65 | | 4.66 | |
| 99.6875 | 4.63 | | 4.63 | | 4.63 | | 4.63 | | 4.63 | | 4.63 | |
| 99.7500 | 4.61 | | 4.61 | | 4.61 | | 4.61 | | 4.61 | | 4.60 | |
| 99.8125 | 4.60 | 4.36 | 4.60 | 4.29 | 4.59 | 3.96 | 4.59 | 3.67 | 4.59 | 3.24 | 4.57 | 2.23 |
| 99.8750 | 4.58 | | 4.58 | | 4.58 | | 4.57 | | 4.57 | | 4.54 | |
| 99.9375 | 4.57 | | 4.57 | | 4.56 | | 4.56 | | 4.55 | | 4.52 | |
| 100.0000 | 4.55 | | 4.55 | | 4.55 | | 4.54 | | 4.53 | | 4.49 | |
| 100.0625 | 4.54 | | 4.54 | | 4.53 | | 4.52 | | 4.51 | | 4.46 | |
| 100.1250 | 4.53 | 4.37 | 4.52 | 4.29 | 4.52 | 3.96 | 4.51 | 3.67 | 4.49 | 3.24 | 4.43 | 2.23 |
| 100.1875 | 4.51 | | 4.51 | | 4.50 | | 4.49 | | 4.47 | | 4.40 | |
| 100.2500 | 4.50 | | 4.50 | | 4.48 | | 4.47 | | 4.45 | | 4.38 | |
| 100.3125 | 4.48 | | 4.48 | | 4.47 | | 4.46 | | 4.43 | | 4.35 | |
| 100.3750 | 4.47 | | 4.47 | | 4.45 | | 4.44 | | 4.41 | | 4.32 | |
| 100.4375 | 4.45 | 4.37 | 4.45 | 4.30 | 4.44 | 3.96 | 4.42 | 3.67 | 4.40 | 3.24 | 4.29 | 2.23 |
| 100.5000 | 4.44 | | 4.44 | | 4.42 | | 4.41 | | 4.38 | | 4.26 | |
| 100.5625 | 4.43 | | 4.42 | | 4.41 | | 4.39 | | 4.36 | | 4.24 | |
| 100.6250 | 4.41 | | 4.41 | | 4.39 | | 4.37 | | 4.34 | | 4.21 | |
| 100.6875 | 4.40 | | 4.39 | | 4.37 | | 4.35 | | 4.32 | | 4.18 | |
| 100.7500 | 4.38 | 4.37 | 4.38 | 4.30 | 4.36 | 3.97 | 4.34 | 3.67 | 4.30 | 3.25 | 4.15 | 2.23 |
| 100.8125 | 4.37 | | 4.37 | | 4.34 | | 4.32 | | 4.28 | | 4.13 | |
| **Average Life** | | **4.99** | | **4.90** | | **4.48** | | **4.12** | | **3.60** | | **2.40** |
| **First Pay** | | **3/25/2009** | | **4/25/2008** | | **4/25/2007** | | **4/25/2007** | | **4/25/2007** | | **8/25/2006** |
| **Last Pay** | | **3/25/2009** | | **3/25/2009** | | **3/25/2009** | | **3/25/2009** | | **9/25/2008** | | **8/25/2006** |

(1) 1 month LIBOR is assumed to be at the static rate of 1.09%.
(2) Run to Initial Auction Call Date.

## M2 Yield Table[(1)(2)]

| | 10CPR | | 15CPR | | 20CPR | | 24CPR | | 30CPR | | 50CPR | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Price(%) | Yield(%) | Duration | Yield(%) | Duration | Yield(%) | Duration | Yield(%) | Duration | Yield(%) | Duration | Yield(%) | Duration |
| 99.1875 | 4.93 | 8.33 | 4.88 | 6.54 | 4.84 | 5.14 | 4.82 | 4.28 | 4.81 | 3.50 | 4.92 | 2.86 |
| 99.2500 | 4.92 | | 4.87 | | 4.83 | | 4.80 | | 4.79 | | 4.89 | |
| 99.3125 | 4.91 | | 4.86 | | 4.82 | | 4.79 | | 4.77 | | 4.87 | |
| 99.3750 | 4.91 | | 4.85 | | 4.80 | | 4.77 | | 4.75 | | 4.85 | |
| 99.4375 | 4.90 | | 4.84 | | 4.79 | | 4.76 | | 4.74 | | 4.83 | |
| 99.5000 | 4.89 | 8.33 | 4.83 | 6.55 | 4.78 | 5.14 | 4.74 | 4.29 | 4.72 | 3.50 | 4.81 | 2.87 |
| 99.5625 | 4.88 | | 4.82 | | 4.77 | | 4.73 | | 4.70 | | 4.78 | |
| 99.6250 | 4.88 | | 4.81 | | 4.75 | | 4.71 | | 4.68 | | 4.76 | |
| 99.6875 | 4.87 | | 4.80 | | 4.74 | | 4.70 | | 4.66 | | 4.74 | |
| 99.7500 | 4.86 | | 4.79 | | 4.73 | | 4.68 | | 4.65 | | 4.72 | |
| 99.8125 | 4.85 | 8.34 | 4.78 | 6.56 | 4.72 | 5.15 | 4.67 | 4.29 | 4.63 | 3.51 | 4.70 | 2.87 |
| 99.8750 | 4.85 | | 4.77 | | 4.71 | | 4.66 | | 4.61 | | 4.68 | |
| 99.9375 | 4.84 | | 4.76 | | 4.69 | | 4.64 | | 4.59 | | 4.65 | |
| 100.0000 | 4.83 | | 4.75 | | 4.68 | | 4.63 | | 4.58 | | 4.63 | |
| 100.0625 | 4.82 | | 4.74 | | 4.67 | | 4.61 | | 4.56 | | 4.61 | |
| 100.1250 | 4.82 | 8.35 | 4.73 | 6.56 | 4.66 | 5.15 | 4.60 | 4.30 | 4.54 | 3.51 | 4.59 | 2.87 |
| 100.1875 | 4.81 | | 4.72 | | 4.65 | | 4.58 | | 4.52 | | 4.57 | |
| 100.2500 | 4.80 | | 4.72 | | 4.63 | | 4.57 | | 4.50 | | 4.55 | |
| 100.3125 | 4.79 | | 4.71 | | 4.62 | | 4.55 | | 4.49 | | 4.52 | |
| 100.3750 | 4.79 | | 4.70 | | 4.61 | | 4.54 | | 4.47 | | 4.50 | |
| 100.4375 | 4.78 | 8.36 | 4.69 | 6.57 | 4.60 | 5.16 | 4.53 | 4.30 | 4.45 | 3.51 | 4.48 | 2.87 |
| 100.5000 | 4.77 | | 4.68 | | 4.59 | | 4.51 | | 4.43 | | 4.46 | |
| 100.5625 | 4.76 | | 4.67 | | 4.57 | | 4.50 | | 4.42 | | 4.44 | |
| 100.6250 | 4.76 | | 4.66 | | 4.56 | | 4.48 | | 4.40 | | 4.42 | |
| 100.6875 | 4.75 | | 4.65 | | 4.55 | | 4.47 | | 4.38 | | 4.39 | |
| 100.7500 | 4.74 | 8.37 | 4.64 | 6.58 | 4.54 | 5.16 | 4.45 | 4.31 | 4.36 | 3.52 | 4.37 | 2.87 |
| 100.8125 | 4.73 | | 4.63 | | 4.53 | | 4.44 | | 4.35 | | 4.35 | |
| **Average Life** | | **11.17** | | **8.21** | | **6.15** | | **4.98** | | **3.94** | | **3.15** |
| **First Pay** | | **2/25/2010** | | **4/25/2008** | | **4/25/2007** | | **4/25/2007** | | **4/25/2007** | | **4/25/2007** |
| **Last Pay** | | **1/25/2022** | | **2/25/2017** | | **1/25/2014** | | **4/25/2012** | | **7/25/2010** | | **7/25/2007** |

(1) 1 month LIBOR is assumed to be at the static rate of 1.09%.
(2) Run to Optional Redemption.

# LABS 2004-1 –Collateral Summary for Pool 1

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 385 | **Occupancy Status** | |
| **Total Outstanding Loan Balance** | $227,693,045 | Primary Home | 79.6% |
| **Average Loan Principal Balance** | $591,411 | Investment | 10.9% |
| **Prepayment Penalty** | 46.92% | Second Home | 9.5% |
| **Weighted Average Coupon** | 6.117% | | |
| **Weighted Average Original Term (mo.)** | 360 | | |
| **Weighted Average Remaining Term (mo.)** | 358 | **Geographic Distribution** | |
| **Weighted Average Loan Age (mo.)** | 2 | (Other states account individually for less than | |
| **Original LTV >80 and no MI (whole pool)** | 0.00% | 5% of the Cut-off Date principal balance.) | |
| **Non-Zero Weighted Average Original LTV** | 62.28% | CA | 49.9% |
| **Non-Zero Weighted Average FICO** | 736 | NY | 7.0% |
| | | CO | 6.5% |
| **Prepayment Penalty (years)** | | | |
| None | 53.1% | | |
| 0.001 - 1.000 | 3.4% | **Lien Position** | |
| 2.001 - 3.000 | 5.8% | First | 100.0% |
| 4.001 - 5.000 | 37.7% | | |

## *Collateral Characteristics for Pool 1*

Collateral characteristics are listed bebw as of the cut-off date

| *Scheduled Principal Balances* | | | |
|---|---|---|---|
| ($) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 0.01 - 50,000.00 | 1 | 44,841.36 | 0.02 |
| 50,000.01 - 100,000.00 | 25 | 1,914,242.55 | 0.84 |
| 100,000.01 - 150,000.00 | 22 | 2,631,115.76 | 1.16 |
| 150,000.01 - 200,000.00 | 33 | 5,927,844.60 | 2.60 |
| 200,000.01 - 250,000.00 | 18 | 4,061,147.49 | 1.78 |
| 250,000.01 - 300,000.00 | 24 | 6,630,220.99 | 2.91 |
| 300,000.01 - 350,000.00 | 40 | 13,264,559.36 | 5.83 |
| 350,000.01 - 400,000.00 | 30 | 11,582,877.71 | 5.09 |
| 400,000.01 - 450,000.00 | 23 | 9,806,734.02 | 4.31 |
| 450,000.01 - 500,000.00 | 31 | 14,826,360.06 | 6.51 |
| 500,000.01 - 550,000.00 | 9 | 4,681,394.77 | 2.06 |
| 550,000.01 - 600,000.00 | 13 | 7,599,962.05 | 3.34 |
| 600,000.01 - 650,000.00 | 14 | 8,860,653.02 | 3.89 |
| 650,000.01 - 700,000.00 | 4 | 2,779,280.55 | 1.22 |
| 700,000.01 - 750,000.00 | 2 | 1,458,000.00 | 0.64 |
| 750,000.01 - 800,000.00 | 3 | 2,361,163.84 | 1.04 |
| 800,000.01 - 850,000.00 | 3 | 2,496,098.71 | 1.10 |
| 850,000.01 - 900,000.00 | 2 | 1,744,413.68 | 0.77 |
| 950,000.01 - 1,000,000.00 | 5 | 4,967,558.37 | 2.18 |
| 1,000,000.01 - 1,250,000.00 | 21 | 24,373,936.83 | 10.70 |
| 1,250,000.01 - 1,500,000.00 | 44 | 62,448,119.64 | 27.43 |
| 1,500,000.01 - 1,750,000.00 | 6 | 9,734,385.30 | 4.28 |
| 1,750,000.01 - 2,000,000.00 | 11 | 20,918,134.65 | 9.19 |
| 2,500,000.01 - 2,750,000.00 | 1 | 2,580,000.00 | 1.13 |
| **Total:** | **385** | **227,693,045.31** | **100.00** |

Minimum: $44,841
Maximum: $2,580,000
Average: $591,411

## *Collateral Characteristics for Pool 1 (continued)*

Collateral characteristics are listed below as of the cut-off date

| *Mortgage Rates* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| 4.50001 - 5.00000 | 2 | 1,126,820.42 | 0.49 |
| 5.00001 - 5.50000 | 32 | 11,680,661.00 | 5.13 |
| 5.50001 - 6.00000 | 172 | 105,275,102.18 | 46.24 |
| 6.00001 - 6.50000 | 84 | 62,643,726.00 | 27.51 |
| 6.50001 - 7.00000 | 95 | 46,966,735.71 | 20.63 |
| **Total:** | **385** | **227,693,045.31** | **100.00** |

| | |
|---|---|
| Minimum: | 4.875% |
| Maximum: | 7.000% |
| Weighted Average: | 6.117% |

## *Collateral Characteristics for Pool 1 (continued)*

Collateral characteristics are listed below as of the cut-off date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(Months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| 360 | 385 | 227,693,045.31 | 100.00 |
| **Total:** | **385** | **227,693,045.31** | **100.00** |

Minimum: 360
Maximum: 360
Weighted Average: 360

| *Remaining Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(Months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| 241 - 360 | 385 | 227,693,045.31 | 100.00 |
| **Total:** | **385** | **227,693,045.31** | **100.00** |

Minimum: 347
Maximum: 360
Weighted Average: 358

## *Collateral Characteristics for Pool 1 (continued)*

Collateral characteristics are listed below as of the cut-off date

| *Original Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 10.001 - 20.000 | 1 | 499,569.51 | 0.22 |
| 20.001 - 30.000 | 5 | 3,790,748.03 | 1.66 |
| 30.001 - 40.000 | 15 | 6,715,109.64 | 2.95 |
| 40.001 - 50.000 | 42 | 29,776,022.50 | 13.08 |
| 50.001 - 60.000 | 63 | 59,837,424.28 | 26.28 |
| 60.001 - 70.000 | 99 | 72,720,097.44 | 31.94 |
| 70.001 - 80.000 | 134 | 48,339,247.73 | 21.23 |
| 80.001 - 90.000 | 15 | 3,457,953.88 | 1.52 |
| 90.001 - 100.000 | 11 | 2,556,872.30 | 1.12 |
| **Total:** | **385** | **227,693,045.31** | **100.00** |

Non-Zero Minimum: 17.54%
Maximum: 100.00%
Non-Zero Weighted Average: 62.28%

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 561 - 580 | 1 | 199,819.19 | 0.09 |
| 601 - 620 | 9 | 1,871,507.74 | 0.82 |
| 621 - 640 | 12 | 4,929,760.94 | 2.17 |
| 641 - 660 | 13 | 7,942,959.59 | 3.49 |
| 661 - 680 | 29 | 16,397,418.63 | 7.20 |
| 681 - 700 | 29 | 17,791,542.63 | 7.81 |
| 701 - 720 | 42 | 30,163,247.89 | 13.25 |
| 721 - 740 | 31 | 24,918,461.90 | 10.94 |
| 741 - 760 | 54 | 34,609,605.40 | 15.20 |
| 761 - 780 | 100 | 56,296,391.24 | 24.72 |
| 781 - 800 | 52 | 27,793,854.29 | 12.21 |
| 801 - 820 | 13 | 4,778,475.87 | 2.10 |
| **Total:** | **385** | **227,693,045.31** | **100.00** |

Non-Zero Minimum: 574
Maximum: 817
Non-Zero Weighted Average: 736

## *Collateral Characteristics for Pool 1 (continued)*

Collateral characteristics are listed below as of the cut-off date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| Cash Out Refinance | 135 | 94,912,618.02 | 41.68 |
| Purchase | 143 | 67,449,416.35 | 29.62 |
| Rate/Term Refinance | 107 | 65,331,010.94 | 28.69 |
| **Total:** | **385** | **227,693,045.31** | **100.00** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| Single Family | 250 | 156,347,765.43 | 68.67 |
| PUD | 78 | 45,528,203.72 | 20.00 |
| 2-4 Family | 34 | 16,901,753.08 | 7.42 |
| Condo | 21 | 7,493,666.80 | 3.29 |
| Coop | 2 | 1,421,656.28 | 0.62 |
| **Total:** | **385** | **227,693,045.31** | **100.00** |

## *Collateral Characteristics for Pool 1 (continued)*

Collateral characteristics are listed below as of the cut-off date

| *States – Top 10* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| CA | 150 | 113,697,704.96 | 49.93 |
| NY | 19 | 15,902,004.35 | 6.98 |
| CO | 34 | 14,757,837.19 | 6.48 |
| TX | 24 | 10,705,054.48 | 4.70 |
| HI | 9 | 9,631,333.35 | 4.23 |
| VA | 13 | 6,591,386.73 | 2.89 |
| FL | 16 | 5,944,241.00 | 2.61 |
| MD | 11 | 5,272,683.21 | 2.32 |
| SC | 8 | 5,204,683.49 | 2.29 |
| NV | 7 | 5,119,543.19 | 2.25 |
| Other | 94 | 34,866,573.36 | 15.31 |
| **Total:** | **385** | **227,693,045.31** | **100.00** |

## *Collateral Characteristics for Pool 1 (continued)*

Collateral characteristics are listed below as of the cut-off date

| *Original Prepayment Penalty in Years* | | | |
|---|---|---|---|
| **(Years)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| No Penalty | 233 | 120,859,101.87 | 53.08 |
| 0.500 | 3 | 1,717,443.07 | 0.75 |
| 0.583 | 2 | 1,036,248.20 | 0.46 |
| 0.667 | 5 | 2,519,300.98 | 1.11 |
| 1.000 | 3 | 2,567,547.20 | 1.13 |
| 3.000 | 23 | 13,213,702.42 | 5.80 |
| 5.000 | 116 | 85,779,701.57 | 37.67 |
| **Total:** | **385** | **227,693,045.31** | **100.00** |

| *Documentation Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| Limited | 156 | 90,135,468.27 | 39.59 |
| Full | 102 | 61,374,678.60 | 26.96 |
| No Documentation | 98 | 54,984,749.07 | 24.15 |
| No Ratio | 29 | 21,198,149.37 | 9.31 |
| **Total:** | **385** | **227,693,045.31** | **100.00** |

# LABS 2004-1 –Collateral Summary for Pool 2

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 533 | **Occupancy Status** | |
| **Total Outstanding Loan Balance** | $301,129,899 | Primary Home | 79.9% |
| **Average Loan Principal Balance** | $564,972 | Investment | 14.0% |
| **Prepayment Penalty** | 48.16% | Second Home | 6.1% |
| **Weighted Average Coupon** | 6.093% | | |
| **Weighted Average Original Term (mo.)** | 360 | | |
| **Weighted Average Remaining Term (mo.)** | 358 | **Geographic Distribution** | |
| **Weighted Average Loan Age (mo.)** | 2 | (Other states account individually for less than | |
| **Original LTV >80 and no MI (whole pool)** | 0.00% | 5% of the Cut-off Date principal balance.) | |
| **Non-Zero Weighted Average Original LTV** | 62.33% | CA | 59.9% |
| **Non-Zero Weighted Average FICO** | 736 | NY | 9.3% |
| **Prepayment Penalty (years)** | | | |
| None | 51.8% | | |
| 0.001 - 1.000 | 10.7% | **Lien Position** | |
| 1.001 - 2.000 | 0.2% | First | 100.0% |
| 2.001 - 3.000 | 3.2% | | |
| 4.001 - 5.000 | 34.1% | | |

## *Collateral Characteistics for Pool 2*

Collateral characteristics are listed below as of the cut-off date

| *Scheduled Principal Balances* | | | |
|---|---|---|---|
| ($) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 50,000.01 - 100,000.00 | 8 | 558,465.28 | 0.19 |
| 100,000.01 - 150,000.00 | 7 | 871,687.04 | 0.29 |
| 150,000.01 - 200,000.00 | 6 | 1,031,319.42 | 0.34 |
| 200,000.01 - 250,000.00 | 7 | 1,540,486.59 | 0.51 |
| 250,000.01 - 300,000.00 | 2 | 534,852.55 | 0.18 |
| 300,000.01 - 350,000.00 | 18 | 6,085,951.40 | 2.02 |
| 350,000.01 - 400,000.00 | 43 | 16,246,035.20 | 5.40 |
| 400,000.01 - 450,000.00 | 70 | 30,491,783.31 | 10.13 |
| 450,000.01 - 500,000.00 | 105 | 50,373,647.78 | 16.73 |
| 500,000.01 - 550,000.00 | 46 | 24,236,501.71 | 8.05 |
| 550,000.01 - 600,000.00 | 44 | 25,320,268.05 | 8.41 |
| 600,000.01 - 650,000.00 | 64 | 40,684,123.10 | 13.51 |
| 650,000.01 - 700,000.00 | 8 | 5,447,171.25 | 1.81 |
| 700,000.01 - 750,000.00 | 14 | 10,273,149.19 | 3.41 |
| 750,000.01 - 800,000.00 | 11 | 8,541,377.59 | 2.84 |
| 800,000.01 - 850,000.00 | 16 | 13,221,890.62 | 4.39 |
| 850,000.01 - 900,000.00 | 12 | 10,610,074.12 | 3.52 |
| 900,000.01 - 950,000.00 | 10 | 9,315,676.84 | 3.09 |
| 950,000.01 - 1,000,000.00 | 34 | 33,680,105.05 | 11.18 |
| 1,000,000.01 - 1,250,000.00 | 1 | 1,200,000.00 | 0.40 |
| 1,250,000.01 - 1,500,000.00 | 5 | 7,390,332.62 | 2.45 |
| 1,500,000.01 - 1,750,000.00 | 1 | 1,525,000.00 | 0.51 |
| 1,750,000.01 - 2,000,000.00 | 1 | 1,950,000.00 | 0.65 |
| **Total:** | **533** | **301,129,898.71** | **100.00** |

Minimum: $52,700
Maximum: $1,950,000
Average: $564,972

## *Collateral Characteristics for Pool 2 (continued)*

Collateral characteristics are listed below as of the cut-off date

| *Mortgage Rates* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 4.50001 - 5.00000 | 3 | 1,941,058.59 | 0.64 |
| 5.00001 - 5.50000 | 33 | 18,837,248.71 | 6.26 |
| 5.50001 - 6.00000 | 179 | 101,993,606.57 | 33.87 |
| 6.00001 - 6.50000 | 268 | 152,499,165.15 | 50.64 |
| 6.50001 - 7.00000 | 47 | 25,377,185.35 | 8.43 |
| 7.00001 - 7.50000 | 3 | 481,634.34 | 0.16 |
| **Total:** | **533** | **301,129,898.71** | **100.00** |

Minimum: 4.875%
Maximum: 7.500%
Weighted Average: 6.093%

## *Collateral Characteristics for Pool 2 (continued)*

Collateral characteristics are listed below as of the cut-off date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| (Months) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 360 | 533 | 301,129,898.71 | 100.00 |
| **Total:** | **533** | **301,129,898.71** | **100.00** |

Minimum: 360
Maximum: 360
Weighted Average: 360

| *Remaining Terms toStated Maturity* | | | |
|---|---|---|---|
| (Months) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 241 - 360 | 533 | 301,129,898.71 | 100.00 |
| **Total:** | **533** | **301,129,898.71** | **100.00** |

Minimum: 344
Maximum: 360
Weighted Average: 358

## *Collateral Characteristics forPool 2 (continued)*

Collateral characteristics are listed below as of the cut-off date

| *Original Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 10.001 - 20.000 | 1 | 500,000.00 | 0.17 |
| 20.001 - 30.000 | 5 | 3,056,978.49 | 1.02 |
| 30.001 - 40.000 | 17 | 12,882,938.63 | 4.28 |
| 40.001 - 50.000 | 65 | 41,696,148.91 | 13.85 |
| 50.001 - 60.000 | 90 | 60,385,326.40 | 20.05 |
| 60.001 - 70.000 | 171 | 102,917,577.14 | 34.18 |
| 70.001 - 80.000 | 165 | 74,221,177.15 | 24.65 |
| 80.001 - 90.000 | 15 | 4,272,906.35 | 1.42 |
| 90.001 - 100.000 | 4 | 1,196,845.64 | 0.40 |
| **Total:** | **533** | **301,129,898.71** | **100.00** |

Non-Zero Minimum: 19.42%
Maximum: 100.00%
Non-Zero Weighted Average: 62.33%

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 621 - 640 | 4 | 1,625,550.00 | 0.54 |
| 641 - 660 | 5 | 958,094.52 | 0.32 |
| 661 - 680 | 12 | 8,289,114.70 | 2.75 |
| 681 - 700 | 18 | 12,667,523.84 | 4.21 |
| 701 - 720 | 134 | 76,055,210.42 | 25.26 |
| 721 - 740 | 141 | 76,741,148.59 | 25.48 |
| 741 - 760 | 102 | 56,421,455.98 | 18.74 |
| 761 - 780 | 72 | 42,783,154.42 | 14.21 |
| 781 - 800 | 33 | 18,804,424.93 | 6.24 |
| 801 - 820 | 12 | 6,784,221.31 | 2.25 |
| **Total:** | **533** | **301,129,898.71** | **100.00** |

Non-Zero Minimum: 627
Maximum: 817
Non-Zero Weighted Average: 736

## *Collateral Characteristics for Pool 2 (continued)*

Collateral characteristics are listed below as of the cut-off date

***Loan Purpose***

| | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
|---|---|---|---|
| Cash Out Refinance | 197 | 123,840,988.00 | 41.13 |
| Rate/Term Refinance | 181 | 99,797,958.64 | 33.14 |
| Purchase | 155 | 77,490,952.07 | 25.73 |
| **Total:** | **533** | **301,129,898.71** | **100.00** |

***Property Type***

| | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
|---|---|---|---|
| Single Family | 347 | 199,743,093.53 | 66.33 |
| 2-4 Family | 92 | 50,373,025.24 | 16.73 |
| PUD | 65 | 34,058,305.78 | 11.31 |
| Condo | 26 | 15,052,938.62 | 5.00 |
| Coop | 3 | 1,902,535.54 | 0.63 |
| **Total:** | **533** | **301,129,898.71** | **100.00** |

## *Collateral Characteristics for Pool 2 (continued)*

Collateral characteristics are listed below as of the cut-off date

| *States – Top 10* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| CA | 297 | 180,307,303.23 | 59.88 |
| NY | 48 | 28,013,451.18 | 9.30 |
| CO | 20 | 12,058,996.87 | 4.00 |
| HI | 19 | 11,055,602.26 | 3.67 |
| MA | 12 | 6,775,422.44 | 2.25 |
| MD | 13 | 6,677,543.93 | 2.22 |
| WA | 15 | 5,749,839.17 | 1.91 |
| FL | 12 | 5,178,249.89 | 1.72 |
| GA | 9 | 5,098,180.07 | 1.69 |
| AZ | 12 | 5,039,773.41 | 1.67 |
| Other | 76 | 35,175,536.26 | 11.68 |
| **Total:** | **533** | **301,129,898.71** | **100.00** |

## *Collateral Characteristics for Pool 2 (continued)*

Collateral characteristics are listed bebw as of the cut-off date

| *Original Prepayment Penalty in Years* | | | |
|---|---|---|---|
| (Years) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| No Penalty | 267 | 156,103,335.56 | 51.84 |
| 0.500 | 18 | 12,045,122.95 | 4.00 |
| 0.583 | 8 | 4,547,857.50 | 1.51 |
| 0.667 | 19 | 9,647,394.25 | 3.20 |
| 1.000 | 9 | 5,881,723.57 | 1.95 |
| 2.000 | 1 | 453,600.00 | 0.15 |
| 3.000 | 20 | 9,709,978.40 | 3.22 |
| 5.000 | 191 | 102,740,886.48 | 34.12 |
| **Total:** | **533** | **301,129,898.71** | **100.00** |

| *Documentation Type* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| Limited | 216 | 126,028,271.20 | 41.85 |
| No Documentation | 142 | 85,121,880.35 | 28.27 |
| Full | 114 | 52,909,961.01 | 17.57 |
| No Ratio | 61 | 37,069,786.15 | 12.31 |
| **Total:** | **533** | **301,129,898.71** | **100.00** |

## Transaction Contacts

| | | |
|---|---|---|
| *MBS Trading and Structuring* | Rich McKinney | (212) 526-8320 |
| | Khalil Kanaan | (212) 526-8320 |
| | David Rashty | (212) 526-8320 |
| *MBS Banking* | Joseph Kelly | (212) 526-4274 |
| | Brian Lin | (212) 526-0876 |
| | Vanessa Farnsworth | (212) 526-6773 |